UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42452

WF International Limited

(Exact name of registrant as specified in its charter)

No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road,

Chengdu, Sichuan, China, 610041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 31, 2025, WF International Limited, a Cayman Islands exempted company (the “Company”), consummated its initial public offering (“IPO”) of 1,400,000 ordinary shares, par value $0.000001 per share (the “Ordinary Shares”), at a price of $4.00 per share, generating gross proceeds to the Company of $5,600,000 before deducting underwriting discounts and offering expenses. The Company’s Registration Statement on Form F-1 (File No. 333- 275382) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2023, as amended, was declared effective by the Commission on December 20, 2024. A post-effective amendment to the Registration Statement on Form F-1, filed on February 19, 2025 with the Commission, as amended, was declared effective by the Commission on March 26, 2025.

In connection with the IPO, the Company entered into the following agreements:

●	An underwriting agreement, dated March 31, 2025, by and among the Company and The Benchmark Company, LLC and Axiom Capital Management, Inc., as representatives of the underwriters, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	Representative’s Warrants to purchase an aggregate of 70,000 Ordinary Shares, dated April 2, 2025, a form of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

●	Indemnification Escrow Agreement, dated April 2, 2025, by and among the Company, Continental Stock

Transfer & Trust Company, as Escrow Agent, and The Benchmark Company, LLC and Axiom Capital Management, Inc., as representatives of the underwriters, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Other Events.

On April 3, 2025, in connection with the IPO, the Company filed its Amended and Restated Memorandum and Articles of Association with the Registrar of Companies in Cayman Islands, copies of which are attached as Exhibit 3.1 hereto and are incorporated by reference herein.

On March 31, 2025, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this report.

On April 2, 2025, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this report.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated March 31, 2025, by and among the Company, The Benchmark Company, LLC and Axiom Capital Management, Inc.
3.1	The Amended and Restated Memorandum and Articles of Association
4.1	Form of the Representative’s Warrants
10.1*	Indemnification Escrow Agreement, dated April 2, 2025, by and among the Company, Continental Stock Transfer & Trust Company, as Escrow Agent, and The Benchmark Company, LLC and Axiom Capital Management, Inc.
99.1	Press Release, dated March 31, 2025.
99.2	Press Release, dated April 2, 2025.

*        Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WF International Limited

By:	/s/ Ke Chen
Ke Chen Chief Executive Officer

Dated: April 4, 2025